

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Nikolay Titov
President, Treasurer and Director
Adaiah Distrbution Inc.
190 Krymskaya Street
Anapa, Russian Federation 353440

> **Re: Adaiah Distribution Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed April 28, 2014**
> **File No. 333-192895**

Dear Mr. Titov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 9</u>

<u>Because we will purchase our products from China and Hong Kong. . ., page 11</u>

1. Please update your risk factors to reflect that you now plan to also manufacture your own custom pillows in Russia.

<u>Dilution, page 15</u>

2. We note that net tangible book value per share is calculated as of October 31, 2013. Please update this section to include your current net tangible book value per share.

Management's Discussion and Analysis or Results of Operations, page 17

Plan of Operation, page 17

3. We note your response to question 8 in our letter dated March 20, 2014. Please update this section to reflect the planned manufacturing operations at your property at 10 Oktyabrskaya St., Manchazh Settlement, Artinsky District, Sverdlovsk Oblast, Russia. For example, we note that your disclosure on page 16 contemplates the manufacture of pillows by your suppliers only, rather than by you.

Results of Operations, page 20

4. We note that your independent salespeople are paid a commission of 10% of sales; however, you have generated $40,000 in revenue and your salespeople have been paid $2,180 in sales commission. Please explain or revise your disclosure. Please also clarify whether you have purchased only $16,350 in pillows, which were then sold to generate $40,000 in revenue, as it appears that the pillow purchases relate only to the $21,800 in revenue generated through October 31, 2013.

5. You currently discuss your results of operations from Inception on September 12, 2013 to January 31, 2014. Items 303(a) and 303(b) of Regulation S-K require a discussion of annual and interim periods in MD&A. Please revise to also discuss each of these periods separately.

6. We note your response to comment 10 in our letter dated March 20, 2014. You state that title transfers to your customers when delivered to the customer and evidenced by the completed shipping documents. Additionally, you state that the product, presumably those sales entered into on October 30, 2013 and October 31, 2013, was delivered to your customer on November 12, 2013. It does not appear that you have met the criteria within SAB Topic 13A that "delivery has occurred or services have been rendered." As such, it appears the revenue recognized in your financial statements for the period of September 12 (inception) to October 31, 2013 should not have been recognized in that period. Please revise your financial statements or explain. Additionally, it appears an analogous set of facts and circumstances exist related to your interim financial statements for the three months ended January 31, 2014, as the products were delivered to your customer on February 5, 2014. Please also revise your interim financial statements or explain. Further, your revised revenue recognition policy does not appear to capture all of the elements of SAB Topic 13A. Please revise both your audited and interim financial statements to include a revenue recognition policy that addresses each of the criteria in SAB Topic 13A, including:

    - Persuasive evidence of an arrangement exists;
    - Delivery has occurred or services have been rendered;
    - The seller's price to the buyer is fixed or determinable; and

- Collectability is reasonably assured.

Description of Business, page 24

General, page 24

7. Please update this section in accordance with the rest of your prospectus. For example, we note that you disclose assets, revenues and liabilities as of October 31, 2013.

Our Product, page 24

8. We note your response to comment 12 in our letter dated March 20, 2014; however, we note that you have not revised your disclosure to remove the excerpt from the Form 10-K filed with the Commission by Tempur Sealy International Inc. on March 8, 2005. Please revise your disclosure accordingly.

Report of Independent Registered Public Accountant, page F-1

9. We note your response to comment 16 in our letter dated March 20, 2014. As you state that your auditor did not raise the topic of substantial doubt and did not have any substantial doubt about the (your ability to continue as a) going concern issue in their report, please note that use of terminology such as "serious doubt" is contrary to the intent of PCAOB AU 341.12 and should not be used. Specifically, to the extent your auditor wishes emphasize a matter, they should consider the guidance in PCAOB AU 508.19. If no reference is made to your financial uncertainties, then your auditor should finally consider the disclosure guidance contained in PCAOB AU 341.11.

Statement of Operations, page F-3

10. We note your response to comment 17 in our letter dated March 20, 2014 and are reissuing our comment as it was not addressed and no revision was made in your audited financial statements.

Statement of Cash Flows, page F-5

11. We note your response to comment 18 in our letter dated March 20, 2014. You state in your response that the revision was made, but no revision was made in your amended Form S-1. As such, we are reissuing our comment.

Notes to the Financial Statements, page F-6

12. We note your response to comment 19 in our letter dated March 20, 2014. It appears your expanded disclosure was only included in your interim financial statements included in this amendment. Please also revise your audited financial statements. Additionally,

please explain in detail what you mean by "completed shipping documents are produced," as this term is unclear.

Balance Sheets, page F-9

13. We note you incurred income tax expense based on profitable operations during the three months ended January 31, 2014 as shown on your statement of operations on page F-10. However, you have not reflected an associated tax related liability on your balance sheet. Please advise or revise. Additionally, the change in your "Profit (loss) accumulated during the development stage" line item appears to match the amount of "Income Before Income Tax" presented on page F-10, when it presumably should change by the amount of net income in the period absent other transactions that would impact retained earnings. Please revise or explain.

Statements of Operations, page F-10

14. We note you recorded sales during the three months ended January 31, 2014, but no cost of goods sold. Please explain in detail why no costs have been recognized associated with these sales and describe the transaction(s) in additional detail.

Statements of Cash Flows, page F-11

15. We note your starting point in reconciling to cash flows from operating activities is "net profit," which excludes income taxes. When the indirect method of reconciling to cash from operating activities is utilized, ASC 230-10-45-2 requires the reconciliation begin with "net income." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Michael A. Littman, Esq.